

05042117

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49243


RECEIVED
MAR 3 0 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fitzgerald Ledoux + Company
DBA Fidelity Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Center Ave. Suite 1100
(No. and Street)

Huntington Beach (City) California (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tuyen Nguyen (714) 777-1120
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tuyen Nguyen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidelity Asset Management, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 23rd day of March, 2005

Notary Public

Signature

President
Title



C. SMOLSKIS
COMM # 1346342
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Commission Expires March 11, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Fitzgerald LeDoux & Company

I have audited the accompanying statement of financial condition of Fitzgerald LeDoux & Company as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fitzgerald LeDoux & Company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 21, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Fitzgerald LeDoux & Company
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 2,613
Receivables from clearing firm	8,188
Deposits held at clearing firm	37,141
Prepaid expenses	748
Securities, not readily marketable	1,650
Total assets	$ 50,340

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 8,383
Payable to brokers and dealers	2,484
Income taxes payable	800
Total liabilities	11,667
Stockholder's equity	
Common stock, no par value, 5,000,000 shares authorized, 99 shares issued and outstanding	22,000
Additional paid-in capital	35,000
Accumulated deficit	(18,327)
Total stockholder's equity	38,673
Total liabilities and stockholder's equity	$ 50,340

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Operations
For the year ended December 31, 2004

Revenue	
Commissions income	$ 67,913
Interest income	432
Gain (loss) on securities, not readily marketable	(825)
Other income	30,444
Total revenue	97,964
Expenses	
Commissions and floor brokerage	57,860
Communications	109
Management fee - related party	36,831
Other operating expenses	13,343
Total expenses	108,143
Income (loss) before income tax provision	(10,179)
Income tax provision	800
Net income (loss)	$ (10,979)

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance on January 1, 2004	$ 22,000	$ 25,000	$ (7,348)	$ 39,652
Proceed from additional paid-in capital	–	10,000	–	10,000
Net income (loss)	–	–	(10,979)	(10,979)
Balance on December 31, 2004	$ 22,000	$ 35,000	$ (18,327)	$ 38,673

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (10,979)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Gain (loss) on securities, not readily marketable	$ 825	
(Increase) decrease in:		
Receivables from clearing firm	(1,672)	
Deposits held at clearing firm	(109)	
(Decrease) increase in:		
Accounts payable and accrued expenses	1,550	
Payable to brokers and dealers	2,484	
Income tax payable	348	
Total adjustments		3,426
Net cash and cash equivalents provided by (used in) operating activities		(7,553)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceed from additional paid-in capital	10,000	
Net cash and cash equivalents provided by (used in) financing activities		10,000
Net increase (decrease) in cash and cash equivalents		2,447
Cash and cash equivalents at beginning of year		166
Cash and cash equivalent at end of year		$ 2,613

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fitzgerald LeDoux & Company (the "Company"), was originally incorporated under the name "Capital One Markets" on April 10, 1996. On July 1, 1997 the Company changed its name to Fitzgerald LeDoux & Company. In late 1997, the Company filed form BD to change its name to Fidelity Asset Management, Inc. The State of California discovered a name conflict and did not allow the Company to change its name. The NASD did approve the use of Fidelity Asset Management, Inc. as a "Doing Business As" ("DBA") for the Company. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company has about three hundred and sixty (360) accounts. The majority of the accounts are in Southern California: Los Angeles and Orange County. An undue concentration does not appear to exist for any of these accounts.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company enjoys the benefits of facilities and utilities provided at no charge by the Stockholder's other business. No amounts have been imputed to these financial statements for these benefits.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis

Other income includes rebates from the clearing firm, such as postage rebates.

Note 2: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first and second tranches have expired. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $1,650.

Note 3: INCOME TAXES

The income tax provision for the year ended December 31, 2004 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2004, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $3,539, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 23,590	2023
$ 23,590	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid another company, related by common control, $38,855 for management and administrative fees.

Note 5: COMMITMENTS AND CONTINGENCIES

During December, 2004, the Company entered into negotiations to transfer 100% of its ownership interest to an outside party. This transfer of ownership is pending and is subject to the NASD's approval as of December 31, 2004.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $35,081, which was $30,081 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($11,667) to net capital was 0.33 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 34,944
Adjustments:		
Non-allowable assets	$ 1,857	
Accumulated deficit	(1,199)	
Haircuts on money market funds	(521)	
Total adjustments		137
Net capital per audited statements		$ 35,081

Fitzgerald LeDoux & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital

Common stock	$ 22,000	
Additional paid-in capital	35,000	
Accumulated deficit	(18,327)	
Total stockholder's equity		$ 38,673
Less: Non allowable assets		
Commission receivable	(673)	
Prepaid expenses	(748)	
Securities, not readily marketable	(1,650)	
Total adjustments		(3,071)
Net capital before haircuts		35,602
Less: Haircuts		
Haircuts on money market funds	(521)	
Total Haircuts		(521)
Net Capital		35,081

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 778	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 30,081
Ratio of aggregate indebtedness to net capital	0.33: 1	

There was a $137 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004 (See Note 8).

See independent auditor's report.

Fitzgerald LeDoux & Company
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Fitzgerald LeDoux & Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Fitzgerald LeDoux & Company
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Fitzgerald LeDoux & Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Fitzgerald LeDoux & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Fitzgerald LeDoux & Company

In planning and performing my audit of the financial statements and supplemental schedules of Fitzgerald LeDoux & Company for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Fitzgerald LeDoux & Company including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 21, 2005